Lorus Therapeutics Inc.
Consolidated Balance Sheets
	As at	As at
	February 28, 2006	May 31, 2005
(amounts in 000's of Canadian Dollars)	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$8,188	$2,776
Short-term investments	2,072	18,683
Prepaid expenses and other assets	376	1,126
	10,636	22,585
Long-term
Fixed assets	1,265	1,581
Deferred financing charges	506	568
Goodwill	606	606
Acquired patents and licenses	1,048	2,226
	3,425	4,981
	$14,061	$27,566
LIABILITIES
Current
Accounts payable	$663	$1,069
Accrued liabilities (note 3)	2,555	3,019
	3,218	4,088
Long-term
Secured convertible debentures (note 4)	10,780	10,212
SHAREHOLDERS' EQUITY
Share capital
Common shares (note 5)	144,750	144,119
Equity portion of secured convertible debentures	3,814	3,814
Stock options (note 6 (c))	4,958	4,252
Contributed surplus (note 5 (d))	7,132	6,733
Warrants	991	991
Deficit accumulated during development stage	(161,582)	(146,643)
	63	13,266
	$14,061	$27,566

See accompanying notes to the unaudited consolidated interim financial statements
Basis of Presentation - Future Operations Note 1

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

					Period from
	Three months ended February 28,		Nine months ended February 28,		September 5,
					1986 to
(amounts in 000's of Canadian Dollars)	2006	2005	2006	2005	February 28, 2006
REVENUE	$5	$3	$12	$6	$692
	5	3
EXPENSES
Cost of sales	1	-	2	1	86
Research and development (note 3)	2,296	3,175	8,884	12,062	109,122
General and administrative (note 3)	909	1,484	3,604	3,842	46,745
Stock-based compensation (note 6)	400	341	1,105	1,202	6,650
Depreciation and amortization	130	128	390	379	8,442
Operating expenses	3,736	5,128	13,985	17,486	171,045
Interest expense on convertible debentures (note 5)	224	96	631	135	931
Accretion in carrying value of convertible debentures	202	137	568	195	994
Amortization of deferred financing charges	23	32	62	51	146
Interest income	(85)	(116)	(295)	(397)	(10,842)
Loss for the period	4,095	5,274	14,939	17,464	161,582
Deficit, beginning of period	157,487	136,771	146,643	124,581	-
Deficit, end of period	$161,582	$142,045	$161,582	$142,045	$161,582
Basic and diluted loss per common share	$0.02	$0.03	$0.09	$0.10
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	173,810	172,208	172,911	172,003

See accompanying notes to the unaudited interim consolidated financial statements

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows (unaudited)

					Period from
	Three months ended February 28,		Nine months ended February 28,		September 5,
					1986 to
(amounts in 000's of Canadian Dollars)	2006	2005	2006	2005	February 28, 2006
OPERATING ACTIVITIES
Loss for the period	$(4,095)	$(5,274)	$(14,939)	$(17,464)	$(161,582)
Add items not requiring a current outlay of cash:
Stock-based compensation	400	341	1,105	1,202	6,650
Interest expense on convertible debentures	224	96	631	135	931
Accretion in carrying value of convertible debentures	202	137	568	195	994
Amortization of deferred financing charges	23	32	62	51	146
Depreciation, amortization and write-down of fixed assets	523	557	1,568	1,682	19,955
Other	-	-	-	-	706
Net change in non-cash working capital
balances related to operations	(1,233)	5	(120)	(733)	1,935
Cash used in operating activities	(3,956)	(4,106)	(11,125)	(14,932)	(130,265)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	1,623	(4,314)	16,611	7,213	(2,072)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	(1)	(186)	(74)	(562)	(6,048)
Cash proceeds on sale of fixed assets	-	-	-	-	348
Cash provided by (used in)
investing activities	1,622	(4,500)	16,537	6,651	(9,026)
FINANCING ACTIVITIES
Issuance of debentures, net proceeds	-	5,000	-	9,400	12,948
Issuance of warrants	-	-	-	-	37,405
Issuance of common shares	-	-	-	111	97,371
Additions to deferred financing charges	-	(7)	-	(457)	(245)
Cash provided by financing activities	-	4,993	-	9,054	147,479
(Decrease) increase in cash and cash
equivalents during the period	(2,334)	(3,613)	5,412	773	8,188
Cash and cash equivalents,
beginning of period	10,522	5,457	2,776	1,071	-
Cash and cash equivalents,
end of period	$8,188	$1,844	$8,188	$1,844	$8,188

See accompanying notes to the unaudited consolidated interim financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2006 and 2005

1.

Basis of presentation

These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. (“the Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2005 and as set out in Note 2. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2005.

The information furnished as at and for the three and nine months ended February 28, 2006 and February 28, 2005 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

Future Operations

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

In October 2005 the Company announced results from the Virulizin® Phase III clinical trial indicating that the trial did not reach statistical significance in terms of median overall survival times.  As a result in November 2005, the Company underwent corporate changes which reduced the workforce to 35 full time employees in order to conserve cash and facilitate the implementation of a new strategic direction. The Company believes that this restructuring results in a working capital position that is sufficient to fund the Company for the next twelve months including support of the six Phase II GTI-2040 ongoing clinical trials sponsored by the NCI, the Phase II GTI-2501 clinical trial supported by Lorus as well as the active development of our small molecule program.

The Company has not yet earned substantial revenues from its drug candidates and until such time (if ever) the Company has a product available for sale, Lorus will continue to finance operations through a variety of sources.  Substantial additional funds are required to continue the clinical development of the Company’s pipeline products and technologies into Phase I, Phase II or Phase III clinical registration trials.  In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity should the holder not chose to convert the debentures in to common shares. The Company will seek to obtain additional funds for these purposes through a variety of sources including public and private equity and debt financing, collaborative arrangements with pharmaceutical companies and government grants. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company’s products or to repay the convertible debentures on maturity.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.  Changes in accounting policies

Variable interest entities

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook

Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities

(VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

Financial instruments - disclosure and presentation

Effective June 1, 2005, the Company adopted the amended recommendations of CICA

Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

The Company has determined that there is no impact on the financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2006 and 2005

Accounting for Convertible Debt Instruments

On October 17, 2005 the CICA issued EIC 158, Accounting for Convertible Debt Instruments applicable to convertible debt instruments issued subsequent to the date of the EIC.  EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash.  The EIC discusses various accounting issues related to this type of convertible debt.

The Company has determined that there is no impact on the financial statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

3.

Corporate changes

In November 2005, as a means to conserve cash and refocus operations, the Company scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.

In accordance with EIC 134 – Accounting for Severance and Termination Benefits, during the period ended November 30, 2005 the Company recorded severance compensation expense for former employees of $557,000.  Of this expense, $468,000 is presented in the income statement as general and administrative expense and $89,000 as research and development expense. Accounts payable and accrued liabilities at February 28, 2006 include severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $270,000 that are expected to be paid by December 2006.

4.   Secured convertible debentures

The terms of the secured convertible debentures are described in note 11 to the Company's annual consolidated financial for the year ended May 31, 2005.  The debentures are due on October 6, 2009 and may be convertible at the holder's option at any time in to common shares of the Company at a conversion price of $1.00 per share.  The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.

Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes that there has not been an event of default and that, at February 28, 2006, the term of the debt remains unchanged.

At the end of the second quarter of fiscal 2006, subject to the completion of a tax assisted financing transaction and based on mutually agreed upon terms with the holder, it had been the Company's intent to repay the debentures by October 1, 2006.  However, during the third quarter of fiscal 2006, the conditions precedent of the proposed tax assisted financing were not met and as such the transaction did not close and the Company’s agreement with the debenture holder to repay the debentures was terminated.    As such the debentures have been recorded as a long-term liability with the original due date of October 6, 2009.  The investor paid Lorus $100,000 to help cover the costs incurred as part of the transaction.  This $100,000 has been reclassified as a reduction in professional fee expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2006 and 2005

5.   Share capital

  (a)  Continuity of common shares and warrants

(amounts and units in 000's)	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance at May 31, 2004	171,794	$143,670	13,110	$ 4,325
Exercise of stock options	11	6	—	—
Balance at August 31, 2004	171,805	143,676	13,110	4,325
Exercise of stock options	265	106	—	—
Interest payment (b)	53	39	—	—
Convertible debenture	—	—	1,000	323
Balance at November 30, 2004	172,123	143,821	14,110	4,648
Interest payment (b)	137	96	—	—
Convertible debenture	—	—	1,000	339
Warrant expiry	—	—	(13,110)	(4,325)
Balance at February 28, 2005	172,260	$143,917	2,000	$ 662
Interest payment (b)	231	165	—	—
Issuance under ACP	50	37	—	—
Convertible debenture	—	—	1,000	329
Balance at May 31, 2005	172,541	$144,119	3,000	$ 991
Interest payments (b)	265	198	—	—
Balance at August 31, 2005	172,806	$144,317	3,000	$ 991
Interest payments (b)	537	209	—	—
Balance at November 30, 2005	173,343	$144,526	3,000	$ 991
Interest payments (b)	672	224	—	—
Balance at February 28, 2006	174,015	$144,750	3,000	$ 991

 (b) Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c) Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

  (d)  Continuity of contributed surplus

(amounts in 000's)	2006	2005
Balance at beginning of the year	$ 6,733	$ 1,003
Forfeiture of vested options	399	—
Balance at end of the period	$ 7,132	$ 1,003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2006 and 2005

6.

 Stock-Based Compensation

(a) Continuity of stock options

	Nine months ended Feb 28, 2006 (000’s) (000’s)	Weighted average exercise price six months ended Feb 28, 2006	Year ended May 31, 2005 (000’s)	Weighted average exercise price year ended May 31, 2005
Outstanding at beginning of period	8,035	$ 0.96	6,372	$ 1.05
Granted	6,521	$ 0.59	3,173	$ 0.77
Exercised	―	―	(276)	$ 0.40
Forfeited	(2,770)	$ 0.84	(1,234)	$ 1.05
Outstanding at end of period	11,786	$ 0.81	8,035	$ 0.96

For the three and nine month periods ended February 28, 2006 stock compensation expense of $400,000 (2005 - $341,000) and $1,105,000 (2005 - $1,200,000) respectively, was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

During the quarter, employees of the Company (excluding Directors and Officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options during the quarter ended February 28, 2006.  This re-pricing resulted in additional compensation expense of $84,000 representing the incremental value conveyed to holders of the options as a result of reducing the exercise price, of which $45,000 has been included in the stock compensation expense during the three and nine-months ended February 28, 2006.  The balance additional compensation expense of $39,000 will be recognized as the amended options vest.  This increased expense is offset by $85,000 representing amounts previously expensed on unvested stock options due to the forfeiture of 1,145,000 stock options, which was reversed from the stock compensation expense for the three and nine months ended February 28, 2006.

(b) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	Three months ended Feb 28, 2006	Nine months ended Feb 28, 2006	Three months ended Feb 28, 2005	Nine months ended Feb 28, 2005
Risk free interest rate	4.00%	2.25 – 4.00%	─	2.25-3.00% %
Expected dividend yield Expected volatility Expected life of options Weighted average fair value of options granted or modified in the period	0% 70-81% 2.5-5 years $0.17	0% 70-81% 1-5 years $0.39	─ ─ ─ ─	0% 85-90% 1-5 years $0.45

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

  (c)  Continuity of stock options

(amounts in 000's)	2006	2005
Balance at beginning of the year	$ 4,252	$ 2,777
Stock option expense	291	211
Balance at August 31	$ 4,543	$ 2,988
Stock option expense	414	650
Forfeiture of stock options	(16)	—
Balance at November 30,	$ 4,941	$ 3,638
Stock option expense	400	341
Forfeiture of stock options	(383)	—
Balance at February 28,	$ 4,958	$ 3,979

13